Hi,

I hope your summer is going well.

Since we've last spoken, Anita and I have built a company that is currently serving the marketing technology management needs of some of the most well-known brands in the world: Major League Baseball, Williams Sonoma, LogMeIn, Janus Henderson Investors and more.

Our platform helps companies rationalize and optimize their marketing technology use and spend. Why is this important? Companies are now spending on average 26% of their marketing budget on technology according to Gartner, a leading marketing research firm. Everything marketing does is driven by technology. Every promotional email you receive – every ad that you see – every sponsored post that appears in your social media feed - is driven by technology. With companies using 50 - 250 different marketing technology products at any one time, there's a huge need to track, manage, visualize and report on it in order to effectively manage spend and performance against company objectives.

Since inception we've raised a total of $1.545M in small increments. We are running the business with two full time employees (me and Anita) and a small group of part timers and outsourced engineering talent. We have proven product market fit, have a pricing model that works, and are ready to scale the company. We are now at $180K ARR but growing the business requires additional capital. We need to hire sales, marketing and engineering personnel to capitalize on the opportunity that is in front of us. Our goal is to raise $1M.

We've made the decision to crowdfund our new capital on Wefunder, supported by an agency that specializes in these raises. Why? We've seen colleagues succeed with this approach, and with just two of us full-time it's an efficient way to raise capital without impacting our ability to support customers. And the minimum investment on Wefunder is $250.

Though we will be formally launching our campaign at the beginning of August, we are able to take "early bird" indications of interest ahead of launch, that can be fulfilled as the campaign formally launches after SEC approval. Our goal is to launch with $250K in commitments to help drive

momentum. We have a number of commitments from our existing investors already - we hope that you will help us reach this goal.

Some important notes:

- We are raising this round on a SAFE
- Investors who indicate interest early and invest as part of the initial $250K investment when the campaign launches, will receive preferable terms in the form of a lower valuation cap
- Our lead investor for this round via Wefunder is Jennifer Jordan, Managing Director at TechStars. Jennifer will serve as the signatory for all CabinetM Wefunder investors.
- All investors receive a discount on the first year of a CabinetM subscription which can be used personally or passed on to a colleague or portfolio company.

Here is a link to our Wefunder page, where you can register your interest. This page will launch publicly at the beginning of August when we file our Form C and receive SEC approval.

From a timing perspective, your indication of interest on the Wefunder page is exactly that. At the beginning of August, when the campaign goes live, we will ask you to create an account on Wefunder, or sign into an existing account, formally commit the funds, and make the investment through their platform.

We’re excited to raise this round and start scaling. Please reach out if I can answer any questions. Again, I hope we can count on you to support our campaign.

Best, sheryl

WeFunder Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.